Filed by Danaher Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Danaher Corporation

Commission File Number: 1-8089

The following letter was distributed to customers of Danaher Corporation’s Communications business.

Dear (Customer),

As a key customer and partner with (OpCo), I am reaching out to let you know that our parent company, Danaher, has announced an agreement to merge our Communications Platform with NetScout Systems. Our Communications Platform includes Tektronix Communications, Arbor Networks, VSS Monitoring and some assets of Fluke Networks.

Subject to satisfaction of customary closing conditions and approvals, we expect the transaction will be completed in 2015. During this transition, Danaher’s Communications Platform will continue to conduct business as usual.

Upon completion of the transaction, the President of the new NetScout business will be Anil Singhal, co-founder and CEO of NetScout. The majority of the management team members from the Communications Platform will become part of the new NetScout management team. Jim Lico, Danaher Executive Vice President, will remain with Danaher and also join the Board of Directors of the new NetScout to provide governance and oversight going forward.

The combination of these businesses will yield many benefits to all of our customers:

•	Increased scale with a go-to-market, delivery, support and professional services presence in over 300 service providers in more than 60 countries and 20,000+ enterprise customers, including 93 of the Fortune 100.

•	Complementary portfolios that offer best-in-class deployment and installation, performance monitoring, subscriber troubleshooting, network cyber security and packet flow switching solutions from a single supplier.

•	Strong technical lineage and engineering competency to drive innovation with cloud, big data, analytics, advanced persistent threats, DDOS, virtualization, SDN and other key initiatives.

We do not anticipate changes to our existing agreements when combining operations of these businesses. Both Danaher and NetScout Systems are committed to a seamless integration post-closing of the transaction and will be working directly with you to ensure service levels are maintained throughout the transition.

We are very excited about this opportunity to bring together two industry leading organizations with complementary capabilities committed to enhanced customer value creation through a comprehensive suite of innovative capabilities from a single supplier. We feel this merging of our organizations will be of great benefit to your success, and we look forward to sharing more of our vision with you upon completion of the transaction.

On behalf of our organization I would like to thank you for your continued commitment to (OpCo) and look forward to keeping you informed on the progress of the closing. Your continued satisfaction is very important to us so please do not hesitate to contact me directly if you require additional information.

Sincerely,

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.